Exhibit 21.1

Microvast Holdings, Inc.

Subsidiaries

English Name	Location
Microvast Inc.	US
Microvast Power Solutions Inc.	US
Microvast Power Systems Co. Ltd.	China-Zhejiang Province
Microvast Power Systems UK Limited	UK
Microvast GmbH	Germany
Huzhou Microvast Electric Vehicle Sales Service, Ltd	China-Zhejiang Province
Huzhou Hongwei New Energy Automobile Co., Ltd.	China-Zhejiang Province